Exhibit 99.1

April 8 2010	Trading Symbol: TSX – HNC

Hard Creek Nickel Corporation renews IR contract with O & M Partners LLC

(VANCOUVER) – Mark Jarvis, President of Hard Creek Nickel Corporation (TSX-HNC) announced today that the Company has renewed the Investor Relations consulting agreement with O & M Partners LLC, based in New York.

Services offered to the Company include initiating contacts and meetings with institutional investors, independent money managers and market makers.

The term of the Agreement will be for one year beginning April 1, 2010. O & M will be granted 150,000 stock options with a strike price of $0.45, subject to TSX approval.

On behalf of the Board of Directors of Hard Creek Nickel Corporation.

“Mark Jarvis”

     MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300	F: 604-681-2310
E: info@hardcreek.com	W: www.hardcreeknickel.com